January 25, 2007

VIA EDGAR

Mr. John D. Reynolds

Assistant Director

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. John Reynolds

Re:

Cord Blood America, Inc.

Acceleration Request for Form SB-2

File No. 333-131819

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cord Blood America, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to Thursday, January 25, 2007 at 4:00 pm EST or as soon as practicable thereafter.  We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Matthew Schissler at (310) 432-4090 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

Matthew L. Schissler

Matthew L. Schissler

Chairman and Chief Executive Officer

9000 W. Sunset Boulevard, Suite 400

Los Angeles, CA 90069

Ph: 310.432.4090; Fax: 310.432.4098